Mail Stop 4561

June 16, 2006

Mr. Michael D. Wortham
Chief Financial Officer
Community First Bancorp, Inc.
2420 North Main Street
Madisonville, Kentucky 42431

> **Re:** **Community First Bancorp, Inc.**
> **Form 10-KSB for the Fiscal Year Ended**
> **December 31, 2005**
> **File No. 000-50322**

Dear Mr. Wortham:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 6. Management's Discussion and Analysis or Plan of Operation, page 21

Comparison of Results of Operations for the Years Ended December 31, 2005 and 2004, NonInterest Expenses, page 27

1.   The staff notes the disclosure that the "…FASB No. 91 accounting entry for the year ended December 31, 2005 resulted in a deferred salaries expense reduction of $87,100. No such entry was made during the year ended December 31, 2004 as the Company implemented this accounting standard in 2005." In this regard, we also note the disclosure appearing in Note 2(f) on page F-8 of your Form SB-2 filed on April 1, 2003 which states that "Loan origination and commitment fees, as well as certain direct costs,

are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method." Please address the following:

- Tell us how you accounted for loan origination and commitment fees and costs prior to 2005;
- Tell us how you determined that implementation of SFAS 91 was not required in years prior to 2005 given that the accounting standard is applicable to fiscal years beginning after December 15, 1987; and
- Describe the methodology used to arrive at the deferred salaries expense reduction of $87,100, including your consideration of paragraphs 5 through 9 of SFAS 91.

2.   Expand Note 1 – Nature of Operations and Summary of Significant Accounting Policies in future filings to disclose your accounting policy with regard to loan origination and commitment fees and costs.

Item 8A. Controls and Procedures, page 31

3.   Please revise to include unqualified conclusions of your CEO and CFO regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report. Refer to question 5 of the Division of Corporation Finance FAQ (revised October 6, 2004) on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

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Please respond to these comments within ten business days or tell us when you will respond. Please furnish a cover letter that keys your responses to our comments and provides and requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3423 if you have questions regarding these comments.

Sincerely,

Amit Pande
Assistant Chief Accountant